Via Facsimile and U.S. Mail

Mail Stop 6010

November 5, 2007

Mr. Ajay Bansal
Chief Financial Officer
Tercica, Inc.
2000 Sierra Point Parkway, Suite 400
Brisbane, CA 94005

Re: Tercica, Inc.
Form 10-K for the fiscal year ended December 31, 2006
File No. 000-50461

Dear Mr. Bansal:

        We have completed our review of your Form 10-K and have no further comments at this time.

                        Sincerely,

                        Jim B. Rosenberg
                        Senior Assistant Chief Accountant